Exhibit 12

Nucor Corporation

2015 Form 10-Q

	Computation of Ratio of Earnings to Fixed Charges
	Year-ended December 31,					Three Months Ended	Three Months Ended
						April 4,	April 5,
	2010	2011	2012	2013	2014	2015	2014
	(In thousands, except ratios)
Earnings
Earnings/(loss) before income taxes and noncontrolling interests	$267,115	$1,251,812	$852,940	$791,123	$1,204,577	$119,045	$207,501
Plus: (earnings)/losses from equity investments	32,082	10,043	13,323	(9,297)	(13,505)	259	(4,474)
Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	163,626	183,541	179,169	164,128	178,240	45,444	43,806
Plus: amortization of capitalized interest	2,332	2,724	2,550	3,064	4,166	1,003	1,180
Plus: distributed income of equity investees	4,923	3,883	9,946	8,708	53,738	—	—
Less: interest capitalized	(940)	(3,509)	(4,715)	(10,913)	(2,946)	(91)	(1,602)
Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(73,110)	(83,591)	(88,507)	(97,504)	(101,844)	(16,492)	(18,665)

Total earnings/(loss) before fixed charges	$396,028	$1,364,903	$964,706	$849,309	$1,322,426	$149,168	$227,746

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$162,213	$182,321	$178,218	$162,899	$177,088	$45,160	$43,496
Estimated interest on rent expense	1,413	1,220	951	1,229	1,152	284	310

Total fixed charges	$163,626	$183,541	$179,169	$164,128	$178,240	$45,444	$43,806

Ratio of earnings to fixed charges	2.42	7.44	5.38	5.17	7.42	3.28	5.20